

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2025

H. Lynn C. Stanfield
Chief Financial Officer
Apartment Investment and Management Company
4582 South Ulster Street, Suite 1450
Denver, CO 80237

      Re: Apartment Investment and Management Company
         Form 10-K for the year ended December 31, 2024
         Form 8-K filed February 24, 2025
         File No. 001-13232

Dear H. Lynn C. Stanfield:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                             Sincerely,

                             Division of Corporation Finance
                             Office of Real Estate & Construction